Vedior
where people matter

Amsterdam, The Netherlands

Ms Beverley Hodson OBE nominated for appointment to Supervisory Board

For release at 8.00am on 15 March 2006

Vedior is pleased to announce that its Supervisory Board intends to propose Ms Beverley Hodson OBE for appointment to the Supervisory Board at the next Annual General Meeting of Shareholders of Vedior NV, to be held on 28 April 2006.

Ms Hodson (age 54, British citizen) was formerly Retail Managing Director at WH Smith Group PLC, having previously headed businesses within Sears PLC, and the Boots Company PLC.

She is also a non-executive director of Legal & General Group PLC, First Milk and Robert Wiseman Dairies PLC, and was previously a non-executive director of M&G Group (Prudential) and the National College of School Leadership, and a Board member of the North Yorkshire & Humberside Regional Development Agency.

A proposal for appointment to the Supervisory Board is considered on the basis of the profile (available at the Company's corporate website www.vedior.com), taking into account the nature of the business and activities of the Group as well as the desired background and expertise of the Supervisory Directors. Important criteria in this respect are international professional experience, knowledge of and affinity with the services industries, experience in human-resource management and general international financial-economic expertise. Supervisory Directors are independent and have in principle no direct or indirect interest, whether financial or otherwise, in the activities of the Group.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:

Jelle Miedema, Company Secretary +31 (0)20 573 5609

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